Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Options Aguila de Cobre Copper Project to Kennecott Exploration Company

Vancouver, British Columbia, August 4, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option to Purchase Agreement (the “Agreement”), through its wholly owned subsidiary Bronco Creek Exploration, for the Aguila de Cobre porphyry copper project (the "Project") with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. The Project is located approximately 120 kilometers west of Phoenix, Arizona in a relatively un-explored region of the Arizona porphyry copper belt. Please see www.eurasianminerals.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Kennecott can earn a 100% interest in the Project by making cash payments and performing exploration as follows (all amounts are USD):

Cash Payments:

  $25,000 upon execution of the Agreement (firm commitment);
  $25,000 on the first and second anniversaries of the Agreement;
  $50,000 on the third anniversary of the Agreement;
  $100,000 upon exercise of the Option.

Exploration:

  Completing $250,000 of exploration expenditures (or paying the Company that amount) by the first anniversary of the Agreement (firm commitment);
  Completing an additional $3,750,000 of exploration expenditures (or paying the Company that amount) by the third anniversary of the Agreement;

Upon exercise of the option EMX will retain a 2% NSR royalty on the property. The EMX royalty is not capped and not subject to buy-down. The Agreement contains a one-mile area of interest provision.

After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at $50,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to $100,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA") after which Kennecott may make a one-time payment of $2,500,000 to extinguish the obligation to make future AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at $2,500,000, and all AMR payments cease upon production from the properties.

In addition, Kennecott will make milestone payments consisting of:

  $500,000 upon completion of an OMS or PEA;
  $500,000 upon completion of a Prefeasibility Study; and
  $1,000,000 upon completion of a Feasibility Study - this payment will be credited against future royalty payments.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Property Overview. The Àguila de Cobre Project comprises 40 federal lode mining claims and one Arizona State Land exploration permit, totaling approximately 580 hectares. The Project covers an area of shallow post-mineral cover ringed to the west by outcrops that exhibit alteration and mineralization characteristic of the margins of porphyry copper systems and developed over a broad area of >20 km2. The alteration patterns within these outcrops, as well as in an area of historic drilling, vector towards the Project's covered area and highlight two distinct porphyry copper targets.

In the southern target area, an outcrop of intense quartz-sericite-pyrite alteration with anomalous copper and molybdenum mineralization, combined with alteration noted from five historic rotary drill holes, suggest a concealed porphyry copper center. The historic rotary holes intersected both distal and more proximal styles of porphyry alteration under less than 80 meters of pediment cover. EMX’s targeting principally stems from structural re-constructions, a re-interpretation of the regional geology, and recognition of multiple styles of porphyry-related alteration from field mapping and summary logs of the five historic drill holes (approximately 560 meters) completed by Anaconda Copper Co. in the early 1970s.

A second outcrop of intense (>2-3vol%) quartz-pyrite veins with sericitic alteration and anomalous copper is located approximately five kilometers west-northwest of the historic exploration. The distance between the two areas of porphyry-related alteration suggests the presence of a second porphyry copper center lying to the east-southeast of the exposed alteration, and concealed beneath shallow pediment cover.

EMX executed its royalty generator business model by first recognizing the Project's prospectivity for porphyry copper exploration as part of the Company's ongoing generative program, and then following up with field reconnaissance, reinterpreting existing geologic data, and acquiring the property through staking open ground. The Project was identified and acquired less than one year ago.

EMX and Kennecott are designing work programs to follow up on the results of previous exploration. Kennecott will be the operator, with EMX assisting through the program’s first year.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2015 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the

SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com